

December 10, 2014

Via E-mail
Dr. Lu Zengxiang
Chief Executive Officer
China Digital TV Holding Co., Ltd.
Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Bejing 100085
People's Republic of China

> **Re: China Digital TV Holding Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 22, 2014**
> **Form 6-K furnished November 10, 2014**
> **File No. 001-33692**

Dear Dr. Lu Zengxiang:

We have reviewed your letter dated October 27, 2014 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 17, 2014.

Form 6-K furnished November 10, 2014

Exhibit 99-2, Proxy Statement

1.   We note your disclosure on page 3 that in the event that net profit of Super TV in each of the fiscal years during the Covered Period is less than the profit target, Golden Benefit will be obligated to compensate Tongda Venture for the deficiency by transferring its shares in Tongda Venture back to Tongda Venture and/or cash, based on a pre-determined formula. Tell us how you considered this contingency in the calculation of the net gain that you expect to record upon sale of Super TV, as reflected in note (8) on page

Dr. Lu Zengxiang
China Digital TV Holding Co., Ltd.
December 10, 2014
Page 2

66. Tell us the authoritative accounting literature upon which you relied in the determination of this gain.

2. We note your disclosure on page 22 that Golden Benefit is expected to hold approximately 17.24% of the share capital of Tongda Venture, and that you will account for this investment using the equity method. Tell us the factors you considered in making this determination and how you considered the provisions of ASC 323-10-15.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        William Chua, Sullivan & Cromwell LLP